Exhibit (a)(1)(vii)
CARLYLE CREDIT SOLUTIONS, INC.

Announcement of Results of Previously Announced
Tender Offer by Carlyle Credit Solutions, Inc. for its Shares

August 2, 2023

Dear Stockholder:
Carlyle Credit Solutions, Inc. (the “Company”) today announced the results of its previously announced tender offer to purchase up to 1,994,485 shares of its common stock, par value $0.01 per share (the “Shares”), which expired at 11:59 p.m., New York City Time, on July 28, 2023.

Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 1,562,102 Shares were properly tendered and not properly withdrawn prior to the expiration date for the tender offer, which was less than the maximum number of 1,994,485 Shares the Company offered to purchase pursuant to the tender offer.

In accordance with the terms of the tender offer and based on the final count described above, the Company has accepted for purchase all 1,562,102 Shares that were validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 2.799% of the total number of Shares outstanding as of June 30, 2023.

In accordance with the terms of the tender offer, stockholders that have sold Shares to the Company in the tender offer have been issued a non-interest bearing, non-transferable and non-negotiable promissory note, which is being held on the stockholder’s behalf by the Transfer Agent, entitling the stockholder to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of June 30, 2023 less the 2% “early repurchase fee” applicable to Shares that have not been outstanding for at least one year.
If you have any questions, please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.